May 16, 2005


via facsimile and U.S. mail

Mr. Robert W. Peshek
Senior Vice President and Chief Financial Officer
Belden & Blake Corporation
5200 Stoneham Road
North Canton, Ohio 44720

	Re:	Belden & Blake Corporation
		10-K for the year ended December 31, 2004
		File No. 0-20100


Dear Mr. Peshek:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to the matters specifically addressed in this letter. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Financial Statements, page F-1

Consolidated Statements of Shareholders` Equity (Deficit), page F-
5

1. We note you repurchased stock options in each period presented as well as you made payments to optionholders in conjunction with the merger. Explain to us in detail how you accounted for these transactions. In your response tell us what consideration you gave to the guidance found in Question 14 of FIN 44.

Consolidated Statements of Cash Flows, page F-6

2. Explain to us your basis for presenting the line item
"Transaction
expenses" as an adjustment to reconcile Income from continuing operations to net cash provided by continuing operations as well as a component of Cash flows from financing activities.

3. Revise your Consolidated Statements of Cash Flows to reconcile Net income (loss) to Cash flows from operating activities rather than reconciling Income (loss) from continuing operations to Net cash provided by continuing operations, or explain to us why you believe your current presentation is appropriate under SFAS 95.

Note (1) - Merger, page F-9

4. Please explain to us why you reflected the change in fair value of certain hedges from July 1, 2004 to July 7, 2004 in the predecessor company period ended July 1, 2004. It is our understanding you completed the merger as of July 7, 2004; however, the purchase was effective July 1, 2004.

Note (6) - Derivatives and Hedging, page F-16

5. You state, "The changes in fair value of non-qualifying
derivative
contracts will be initially reported in expense in the
consolidated
statements of operations as derivative fair value (gain) loss and will ultimately be reversed within the same line item and included in oil and gas sales over the respective contract terms." Although there is no guidance in SFAS 133 regarding the classification of derivatives that do not qualify for hedge accounting, we generally believe that reclassification of these gains and losses is not appropriate. Guidance regarding this matter may be found at Section
II.K.2. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359
..
Revise your statements of operations accordingly, or explain to us why no revision is necessary.

6. Clarify what you mean when you state, "On January 17 and 18, 2003, we monetized 9,350 Bbtu of our 2002 natural gas hedge position at a weighted average NYMEX price of $2.53 per Mmbtu and 3,840 Bbtu of our
2003 natural gas hedge position at a NYMEX price of $3.01 per Mmbtu."
Tell us how you accounted for these transactions, and cite the authoritative accounting literature you relied upon to support this accounting treatment.





Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Ryan Milne, at (202) 942-2872 or, in his absence, to
Jenifer Gallagher, at (202) 942-1923. After May 20, 2005, they may be reached at (202) 551-3688 and (202) 551-3706, respectively.
Direct
questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
Mr. Robert W. Peshek
Belden & Blake Corporation
May 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE